UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

April 25, 2007

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: April 25, 2007	By:	/s/ Darren Ruhr
Name: Darren Ruhr
Title: Corporate Secretary

Exhibit	Title

1	PRESS RELEASE - PRECISION DRILLING TRUST REPORTS 2007 FIRST QUARTER EARNINGS

NEWS RELEASE

Calgary, Alberta, Canada - April 25, 2007
(Canadian dollars unless stated otherwise)

PRECISION DRILLING TRUST REPORTS 2007 FIRST QUARTER EARNINGS

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject. see the "Forward-LookingInformation and Statements Advisory" on page 6.

Precision Drilling Trust ("Precision" or the "Trust") announced today that net earnings for the first quarter of 2007 were $158 million, or $1.26 per diluted unit, representing a decrease of 29% compared to $224 million, or $1.79 per diluted unit, in the first quarter of 2006.

Revenue in the quarter was 23% lower than the prior year at $411 million with revenue in the Contract Drilling Services segment decreasing 27% and the Completion and Production Services segment decreasing 15%.

Precision's customer pricing generally held during the quarter but equipment utilization declined significantly from the year-ago period. Canadian drilling rig operating days were 29% lower than the record 16,694 in the first quarter of 2006 at 11,785 days while utilization declined from 80% to 54% year over year. Service rig operating hours declined 20% from the first quarter of 2006 to 132,411 and utilization decreased from 78% to 62%.

The first quarter activity in 2007 marked the lowest drilling rig operating days in a first quarter for Precision since 1999 and the fewest service rig operating hours since 2002.

Financial Highlights
	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2007	2006	% Change
Revenue	$410,542	$536,408	(23)
Operating earnings(1)	178,179	245,909	(28)
Net earnings	158,067	224,183	(29)
Cash provided by operations	156,298	40,940	282
Net capital spending	54,574	40,867	34
Distributions to unitholders -declared	71,682	101,623	(29)
Per unit information:
Net earnings	1.26	1.79	(30)
Distributions -declared	$0.57	$0.81	(30

(1)Operating earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP").Management believes that in addition to net earnings, operating earnings is a useful Ul supplemental measure as it provides an indication of the results generated by Precision's principal business activities prior to consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other entities and, accordingly, operating earnings may not be comparable to measures used by other entities.

Consistent with trends established in the fourth quarter of 2006, there continued to be lower demand for all of Precision's services in western Canada during the first quarter of 2007. The quarter began with a negative outlook toward the price of natural gas as North American gas storage levels remained above the five year average. This view and the resulting fiscal reality have impacted Precision's customers and lowered their plans for natural gas drilling in 2007. The fundamentals for oil have remained relatively constant.

Natural gas represents about 75% of all drilling in the Western Canada Sedimentary Basin and activity levels are dictated largely by natural gas prices and resulting customer cash flows. In the third quarter of 2006 the spot price of natural gas decreased sharply amid concerns over high levels of gas in storage before recovering moderately by the end of 2006. The negative sentiment carried into 2007 but a cold February in much of North America led to a significant draw on gas storage and the Henry Hub natural gas spot price at March 30, 2007 was US$7.50 per MMBtu, an increase of 36% over the price on December 29,2006 and a 7% increase over the price on March 31, 2006.

Henry Hub natural gas spot prices averaged US$7.15 per MMBtu in the first quarter of 2007 compared to US$7.72 per MMBtu in the year ago quarter while West Texas Intermediate crude oil averaged US$58.71 per barrel compared to US$63.32 per barrel in the same period in 2006.

The one-year forward price for North American natural gas continued to trade within a price range of $7.00 to $9.00 on Canadian and U.S. exchanges in the first quarter of2007, compared to the 2006 range of $8.50 to $10.75.

Outlook

Deteriorating fundamentals over the last 12 months have weakened industry cash flows and fiscal 2007 is expected to be a difficult year when compared to the growth and performance established over the past three years. While the down-cycle trend will be particularly acute during 2007's spring break-up period, recent strengthening in spot natural gas prices is encouraging. If this trend persists, Precision expects a rebound in demand, on a seasonally adjusted basis, as early as winter 2007/08.

The first quarter of 2007 appears to have set the stage for lower year over year activity levels during the next two quarters. Cold weather in late March and heavy snowfalls in northern areas are expected to delay the spring thaw and lengthen road ban periods. As a result, in combination with significantly lower customer demand, activity in the second quarter has quickly curtailed.

The reduced level of drilling rig demand in March has already resulted in pricing pressures. It is expected that rates will become even more competitive after road bans are lifted. Precision expects its average contract drilling day rate to decline in the second quarter, while hourly rates for service rigs should fare better due to oil well activities and scheduled well workover programs to maintain production.

The supply and demand fundamentals for North American natural gas are beginning to show cause for industry optimism. Natural gas storage levels in North America are approximately 10% lower than the prior year and commodity prices have shown recent strengthening. There are indications the lower drilling levels in Canada since last June are beginning to affect Canadian gas supply as field receipts are reportedly lower than the prior year. Depletion rates for new and existing wells in combination with the recent moderation of drilling levels in the United States are expected to lower natural gas supply growth and, in due course, rejuvenate natural gas prices and land drilling activity in Canada.

Capital Expenditure Initiatives

Precision's capital expenditureprogram for 2007 is an estimated $275 million. The program is comprised of additions to property, plant and equipment for productive capacity maintenance of the existing asset base of $100 million and for previously announced expansionary initiatives of $175 million including the new drilling rig construction program which is supported by long-term customer arrangements.

For the first quarter of 2007, Precision reports the following developments to its previously announced capital and organic growth initiatives:

●	Total capital expenditures in the quarter for the purchase of property, plant and equipment were $56 million, an increase of $7 million over the prior year period as Precision continued to build contracted drilling and service rigs for the North American market. Precision spent $38 million on expansionary capital initiatives and $18 million on the productive capacity maintenance of its existing asset base in the quarter. During the quarter five new drilling rigs were placed into service and an additional 9 are under construction for the Canadian market.

●	Construction of two new service rigs for Canada is expected to be completed during the second quarter of 2007.

●	Construction of five new Super Single™ rigs for the U.S. market is progressing with deployment of the first rig expected in July 2007.

Precision moved four drilling rigs to the United States in 2007, bringing the total U.S. fleet to five. Upon completion of the planned organic growth program in 2008, Precision expects to operate a drilling rig fleet of 260 - with 250 rigs in Canada and 10 in the United States - a 13% increase over the year-end 2005 fleet of 230. During first half of 2007, the Completion and Production Services segment in Canada is continuing with its plans and expects to add two new service rigs to bring the fleet to 239, add four stand alone snubbing units to bring the total snubbing fleet to 30, and construct additional wastewater treatment units.

Financial Position

The Trust's liquidity and solvency position remained strong as working capital exceeded long-term debt by $96 million as at March 31, 2007 compared to an excess of $26 million as at December 31, 2006. During the first quarter of 2007 the Trust generated cash from operations of $156 million, received proceeds from long-term debt of $7 million, used cash to repay bank indebtedness of $12 million, purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $64 million and make cash distributions to unitholders of $87 million.

The first quarter was further highlighted by the following financial developments:

●	The Trust declared monthly cash distributions to unitholders of $0.19 for aggregate declared distributions of $72 million or $0.57 per unit.

●	Long-term debt increased by $7 million during the quarter to $148 million for a long-term debt to long-term debt plus equity ratio of 10%.

●
Working capital increased by $77 million during the quarter to $243 million as Precision realized higher activity and corresponding revenue in the current quarter compared to the fourth quarter of 2006.

Results of Operations

Precision's operating results were lower than the comparable quarter in the prior year. Revenue of $411 million and operating earnings of $178 million in the first quarter of 2007 represent decreases of 23% and 28% respectively, compared to the same period in 2006. Despite the decline in equipment activity, firm pricing served to support operating earnings as a percentage of revenue at 43% in the first quarter of 2007 versus 46% in the first quarter of 2006.

Many of Precision's core customers released drilling and service rigs in early March, a reflection of reduced capital spending and scaled down winter drilling programs. As a result, Precision realized its second lowest level of March drilling rig utilization in the last 10 years and the lowest service rig utilization this decade. Weather plays a significant role in the timing of spring break-up and the resulting restriction of heavy equipment movement through the enforcement of road bans. This year weather conditions in March had a minimal impact as it was customer driven and not weather related events that resulted in the early decline in drilling and service rig activity.

During the first quarter of 2007, 74% of industry well completions in western Canada targeted natural gas while 26% targeted oil, which is in line with the five-year historical average.

The spot market for drilling rigs was more competitive than in recent years but Precision was able to hold pricing firm in January and February. In March, Precision experienced significant downward pressure on pricing as new well licensing for natural gas and oilfield service demand declined sharply. The number of permits issued in the first quarter in Alberta, British Columbia and Saskatchewan fell 41% from the first quarter in 2006 to 3,259.

Precision's operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental and wastewater treatment divisions. The following table contains important financial and operating statistics for Precision's drilling and service rigs.

Three months ended March 31,	2007	2006	% Change
Contract Drilling Services (Canadian Fleet):
Number of drilling rigs (end of period)	244	233	5
Drilling operating days (excludes move days)	11,785	16,694	(29)
Drilling revenue per operating day	$20,894	$20,886	-
Drilling rig operating day utilization	54%	80%

Completion and Production Services:
Number of service rigs (end of period)	237	237	-
Service rig operating hours	132,411	165,591	(20)
Service revenue per operating hour	$807	$732	10
Service rig operating hour utilization	62%	78%

In Canada, industry drilling rig operating days decreased by approximately 19% in the first quarter of 2007 to 45,406. Industry wells drilled, on a rig release basis, decreased by approximately 20% to 5,961. The industry rig count increased by 11% to approximately 865 compared to the first quarter of 2006. This record high level of industry capacity adversely impacted drilling rig utilization.

Precision's drilling rig operating days during the first quarter of 2007 were 11,785 compared with 16,694 in 2006, a decrease of 29%. The average operating days per well decreased by 7% to 6.8 days for the first quarter of 2007 compared to 7.3 days in 2006. The camp and catering division experienced an activity decrease of 38% over the prior year.

The expansion of Precision's Contract Drilling Services segment in the United States is proceeding. Since the beginning of 2007, Precision has deployed four drilling rigs from its Canadian fleet and now operates a fleet of five rigs in Texas and Colorado. Precision continues to explore new market opportunities and expects to have a fleet of 10 drilling rigs operating in the United States by the end of 2007. As conditions warrant, Precision may deploy additional rigs from Canada into this market.

Precision's service rig operating hours during the first quarter of 2007 were 132,411 compared to 165,591 in 2006, a decrease of 20%. Well service rig operating hours were down over the prior year due to the general decline in industry activity related to natural gas. Demand for rental equipment followed downward industry trends and was 22% lower than last year. For Precision's snubbing division, quarterly activity was down 25% over the prior year as a result of lower natural gas well activity.

Overall, operating expenses as a percentage of revenue increased from 45% in the first quarter of 2006 to 47% in 2007. Leveraged by strong pricing, operating expenses were only marginally higher as a percentage of revenue. On a per operating day basis for the drilling rig division, costs increased by 6% and for the service rig division costs increased by 10% per operating hour due to crew wages, equipment maintenance and other direct operating costs. For all divisions, lower equipment utilization increased the operating day and hour cost associated with fixed operating cost components.

General and administrative expense for the first quarter was $15 million, a decrease of $8 million from the same period in 2006 due primarily to a decrease in incentive compensation accruals.

Depreciation and amortization expenses in the first quarter of 2007 were $23 million compared with $25 million in the same period of 2006. Depreciation in the Contract Drilling Services segment was down from the prior year due to lower equipment utilization offset by a higher capital asset base. Depreciation in the Completion and Production Services segment was slightly higher in the current quarter due to an increase in the capital asset base offset by gains on disposal.

Net interest expense in the first quarter of 2007 was $2 million and in line with the interest expense in the prior year.

The Trust's effective income tax rate on first quarter earnings before income taxes was 10%. Compared to a corporate tax rate, the low effective income tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.

Distribution Policy of the Trust

Upon Precision's conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units. Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions may be declared in cash or in-kind, reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws by governments in Canada.

For the quarter ended March 31, 2007 cash provided by operations was $156 million, an increase of $115 million over the 2006 first quarter. The increase was attributable to the change in non-cash working capital balances of $171 million. The funding requirement for first quarter working capital this year was less due to the early winter shutdown and the corresponding reduction in trade accounts receivable as at March 31, 2007 as compared to March 31, 2006. For the quarter, property plant and equipment additions of $18 million to sustain the productive capacity of Precision's equipment and infrastructure were very similar to the first quarter of 2006.

The Canadian drilling industry is subject to seasonality with activity and earnings peaking during the winter months in the fourth and first quarters. As temperatures rise in the spring, the ground thaws and becomes unstable. Government road bans can restrict activity at any time but are typical for spring break-up during the second quarter before equipment is able to move for summer drilling programs.

As a result, in combination with economic cycles, Precision's operating and financial results can vary significantly by quarter. Working capital is typically at its highest level following the first quarter when accounts receivable increases from winter activity and tends to be at its lowest during the second quarter. The change in the non-cash working capital balance has a direct impact on cash provided by operations.

Forward-Looking Information and Statements Advisory

Certain statements contained in this news release, including statements related to Precision's estimated capital expenditures, planned organic growth program in 2008, expansion in the United States, projected growth of the Completion and Production Services and the Contract Drilling Services segments and statements that contain words such as "could", "should", "can" ,"anticipates ", "expect", "believe", "will", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements as to seasonal and weather conditions affecting the Canadian oil and natural gas industry and the demand for Precision's services.

These statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust's expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; and other unforeseen conditions which could impact on the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
(UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2007	2006
Revenue	$410,542	$536,408
Expenses:
Operating	194,156	242,653
General and administrative	14,555	22,891
Depreciation and amortization	23,484	24,900
Foreign exchange	168	55
	232,363	290,499
Operating earnings	178,179	245,909
Interest:
Long-term debt	2,530	2,911
Other	27	8
Income	(118)	(142)
Earnings before income taxes	175,740	243,132
Income taxes:
Current	320	18,364
Future	17,353	585
	17,673	18,949
Net earnings	158,067	224,183
Deficit, beginning of period	(195,219)	(303,284)
Distributions declared	(71,682)	(101,623)
Deficit, end of eriod	(108,834)	$(180,724)
Earnings per unit:
Basic and diluted	$1.26	$1.79

Units outstanding (000s)	125,758	125,461
Weighted average and diluted units outstanding (000s)	125,758	125,461

PRECISION DRILLING TRUST
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(Stated in thousands of Canadian dollars)	March 31, 2007	December 31, 2006

Assets

Current assets:
Accounts receivable	$389,398	$354,671
Income tax recoverable	8,362	8,701
Inventory	8,406	9,073
	406,166	372,445
Property, plant and equipment, net of accumulated depreciation	1,138,730	1,107,617
Intangibles, net of accumulated amortization	353	375
Goodwill	280,749	280,749
	$1,825,998	$1,761,186

Liabilities and Unitholders' Equity

Current liabilities:
Bank indebtedness	$24,656	$36,774
Accounts payable and accrued liabilities	114,135	130,202
Distributions payable	23,894	38,985
	162,685	205,961
Long-term incentive plan payable	20,238	22,699
Long-term debt	147,690	140,880
Future income taxes	191,925	174,571
	522,538	544,111
Unitholders' equity:
Unitholders' capital	1,412,294	1,412,294
Deficit	(108.834)	(195,219)
	1,303,460	1,217,075
	$1,825,998	$1,761,186

Units outstanding (000s)	125,758	125,758

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2007	2006
Cash provided by (used in):
Operations:
Net earnings	$158,067	$224,183
Adjustments and other items not involving cash:
Long-term incentive plan compensation	(2,461)	2,803
Depreciation and amortization	23,484	24,900
Future income taxes	17,353	585
Changes in non-cash working capital balances	(40,145)	(211,531)
	156,298	40,940
Investments:
Purchase of property, plant and equipment	(55,702)	(49,031)
Proceeds on sale of property, plant and equipment	1,128	8,164
Chanes in non-cash working capital balances	(9,643)	5,252
	(64,217)	(35,615)
Financing:
Distributions paid	(86,773)	(104,383)
Increase in long-term debt	6,810	127,764
Changes in non-cash working capital balances	-	(22,060)
Change in bank indebtedness	(12,118)	(6,646)
	(92,081)	(5,325)
Change in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	$-	$-

PRECISION DRILLING TRUST
SEGMENT INFORMATION
(UNAUDITED)

		Completion
	Contract	and
Three months ended March 31.2007	Drilling	Production	Corporate	Inter-segment
CDN $000s	Services	Services	and Other	Eliminations	Total
Revenue	$280,895	$133,206	$-	$(3,559)	$410,542
Operating earnings	132,735	51,815	(6,371)	-	178,179
Depreciation and amortization	12,610	9,983	891	-	23,484
Total assets	1,278,902	518,047	29,049	-	1,825,998
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures	49,896	5,444	362	-	55,702

		Completion
	Contract	and
Three months ended March 31, 2006	Drilling	Production	Corporate	Inter-segment
CDN $000s	Services	Services	and Other	Eliminations	Total
Revenue	$384,162	$156,638	$-	$(4,392)	$536,408
Operating earnings	193,683	63,787	(11,561)	-	245,909
Depreciation and amortization	13,526	10,286	1,088	-	24,900
Total assets	1,268,052	517,397	46,635	-	1,832,084
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	41,785	6,972	274	-	49,031

CANADIAN DRILLING OPERATING STATISTICS

		Three months ended March 31,
		2007			2006
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %
Number of drilling rigs	244	865	28	233	779	30
Number of operating days (spud to release)	11,785	45,406	26	16,694	55,974	30
Wells drilled	1,728	5,961	29	2,302	7,429	31
Average days per well	6.8	7.6		7.3	7.5
Metres drilled (000s)	2,141	7,385	29	2,815	8,897	32
Average metres per day	182	163		169	159
Average metres per well	1,239	1,239		1,223	1,198
Rig utilization rate	54%	59%		80%	81%

* Excludes non-CAODC rigs and non-reporting CAODC members and has been compiled with estimates by Precision.

FIRST QUARTER 2007 EARNINGS CONFERENCE CALL AND WEBCAST

A conference call to review the first quarter results is scheduled for 12:00 noon MT on Wednesday, April 25, 2007.

The conference call dial in number is 1-877-461-2814 or 416-695-5261.

A live webcast of the conference call will be accessible on Precision's website at www.precisiondrilling.com by selecting "Investor Relations", then "Webcasts". An archived recording of the conference call will be available approximately one hour after the completion of the call until May 2, 2007 by dialing 1-888-509-0081 or 416-695-5275, passcode 642926.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200,150 -6th Avenue S.W., Calgary, AB T2P 3Y7, Telephone 403-716-4500, Fax 403-264-0251; website: www.precisiondrilling.com.